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ANNUAL REPORTS
FORM X-17A-5
PART III



SEC FILE NUMBER
8-36439

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Trustmont Financial Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Brush Run Road

(No. and Street)

Greensburg	**PA**	**15601**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony C. Hladek   724-468-5665

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans Mehlhorn & Miller PC

(Name – if individual, state last, first, and middle name)

1195 Washington Pike	**Bridgeville**	**PA**	**15017**
(Address)	(City)	(State)	(Zip Code)
10/20/2009		**3879**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Anthony C. Hladek_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trustmont Financial Group, Inc_____, as of 12/31_____, 2 22____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Anthony C. H-_____

Title: _____
President

_Patty L. Eutsey_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc. (a Pennsylvania corporation) as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trustmont Financial Group, Inc.'s management. Our responsibility is to express an opinion on Trustmont Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trustmont Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Trustmont Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Trustmont Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and Schedule of General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Trustmont Financial Group, Inc.'s auditor since 2013

Bridgeville, Pennsylvania

February 17 2023

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2022

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	203,747
Deposit with clearing organization		25,000
Receivables from broker-dealers and clearing organizations		484,431
Securities owned		88,408
Prepaid insurance		15,270
Deferred tax asset		133,000
Petty cash		190
Office equipment, net of accumulated depreciation of $10,755		-
Operating lease ROU asset, net of accumulated operating lease cost of $212,051		135,661
	$	1,085,707

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:

Commissions payable	$	406,181
Accounts payable		41,727
Other accrued expenses		75,858
Payroll taxes payable		1,833
Income taxes payable		3,943
Operating lease liabilities		133,880
Total Liabilities		663,422

Stockholders' Equity:

Common stock, $.10 par value; 100,000 shares authorized, issued, and outstanding		10,000
Common stock (non-voting), $.10 par value, 100,000 shares authorized and issued, 90,000 shares outstanding		10,000
Additional paid-in capital		564,181
Retained deficit		(104,896)
		479,285
Less common stock (non-voting) in treasury - 10,000 shares at cost		57,000
		422,285
	$	1,085,707

Trustmont Financial Group, Inc.

Statement of Income

Year Ended December 31, 2022

Revenues:	
Commissions	$ 6,118,725
Fees charged to representatives	350,442
Expense reimbursements	5,408
Investment income, net	1,754
Unrealized loss on securities	(1,432)
Other income	58,220
	6,533,117
Operating Expenses:	
General and administrative expenses:	
Employee compensation and benefits	5,651,103
Floor brokerage, exchange, and clearance fees	95,305
Technology and communications	248,071
Occupancy and equipment	100,189
Other expenses	383,264
	6,477,932
Income Before Income Taxes	55,185
Income Taxes	16,906
Net Income	$ 38,279

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2022

Common Stock (Voting):		
Balance, January 1 and December 31	$	10,000
Common Stock (Non-Voting):		
Balance, January 1 and December 31		10,000
Additional Paid-In Capital:		
Balance, January 1 and December 31		564,181
Retained Deficit:		
Balance, January 1		(143,175)
Net income for the year		38,279
Balance, December 31		(104,896)
Treasury Stock:		
Balance, January 1		-
Repurchase of 10,000 (non-voting) shares at cost		(57,000)
Balance, December 31		(57,000)
	$	422,285

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:		
Net income	$	38,279
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		11,000
Reinvested dividends and interest		(1,754)
Unrealized loss on securities		1,432
(Increase) decrease in:		
Receivables from broker-dealers and clearing organizations		66,398
Prepaid insurance		(899)
Petty cash		10
Operating lease ROU asset		62,468
Increase (decrease) in:		
Commissions payable		(75,191)
Accounts payable		8,959
Other accrued expenses		(140,000)
Income taxes payable		2,785
Payroll taxes payable		(433)
Due to related party		(18,780)
Operating lease liability		(62,093)
Net cash used by operating activities		(107,819)
Cash flows from financing activities:		
Repurchase of treasury stock		(57,000)
Net cash used by financing activities		(57,000)
Net Decrease in Cash and Cash Equivalents		(164,819)
Cash and Cash Equivalents, beginning of year		368,566
Cash and Cash Equivalents, end of year	$	203,747

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

1. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Greensburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2022, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. Equity securities with readily determinable fair values, are reported in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

2. **Summary of Significant Accounting Policies (Continued)**

Capitalization and Depreciation

Fixed assets in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancellable and one cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

- 8 -

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (Continued)

Advertising and Promotion

The Company expenses the cost of advertising and promotion as incurred. Advertising and promotion expense was $12,293 for the year ended December 31, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are recognized for differences between the basis of asset and liabilities for financial statement and income tax purposes. Deferred taxes are also recognized for net operating loss carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

3. Revenue From Contracts With Customers (Continued)

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 2,190,830
Distribution fees	3,927,895
Total Revenue From Contracts With Customers	$ 6,118,725

Receivables from contracts with customers amounted to $477,861 and $547,014 for the years ended December 31, 2022 and 2021, respectively.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $200,971, which was $165,668 in excess of its required net capital of $35,303. The Company's net capital ratio was 2.63 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2022, there were no material differences, however immaterial differences are still presented, if applicable.

5. Securities Owned

Securities owned at December 31, 2022 consist of the following:

FDIC insured deposit account		$ 79,158
Equity securities - available-for-sale:		
Cost	32,724	
Net unrealized loss - prior year	(22,042)	
Net unrealized loss - current year	(1,432)	
		9,250
		$ 88,408

6. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

7. Pension Plan

The Company maintains a SIMPLE plan for eligible employees and will match up to 3% of employees' elective deferrals. The employee compensation and benefits account on the statement of income includes $9,974 of matching contributions by the Company.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $413,000 and $467,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized prior to expiration beginning in 2038. At December 31, 2022, deferred assets of $133,000 have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2022, the Company's open audit periods are 2019 through 2022 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

8. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily the dividends received deduction which is deductible for Federal and state income tax purposes.

The provision for income taxes in the statement of income for the year ended December 31, 2022 consists of the following component:

Currently payable:		
Federal	$	2,400
State		3,506
		5,906
Deferred:		
Federal		8,700
State		2,300
		11,000
	$	16,906

9. Lease Commitments

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

9. Lease Commitments (Continued)

The Company leases office space under a non-cancellable operating lease, which expires December 2024 and provides for monthly lease payments of $4,874. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. For the year ended December 31, 2022, rent expense under this lease amounted to $62,335, which includes an allocation of certain building operating costs.

The Company leases office space from a related party on a month-to-month basis for $1,000 per month. For the year ended December 31, 2022, rent expense under this lease amounted to $12,000. The Company has estimated for purposes of lease accounting that the term of this lease will extend until December 31, 2024 and the lease will be treated as an operating lease.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost	$	70,857
Variable lease cost		3,853
Total lease cost	$	74,710

Amounts reported in the statement of financial condition as of December 31, 2022 were as follows:

Operating leases:

Operating lease ROU asset	$	135,661
Operating lease liability		133,880

Other information related to leases as of December 31, 2022 was as follows:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$	70,482

ROU assets obtained in exchange for lease obligations

Operating leases	$	-

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$	62,468

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

9. Lease Commitments (Continued)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

2023	$	58,482
2024		58,482
Total undiscounted noncancellable lease payments		116,964
Less imputed interest		(7,084)
Undiscounted cancellable lease payments		24,000
Total lease liabilities	$	133,880

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company. As of December 31, 2022, the Company has no balance owed to TAG.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

11. Related Party Transactions (Continued)

The Company rents office space from an entity owned by a person who owns, indirectly a majority of the stock of the Company on a month-to-month basis for $1,000 per month. This expense is included in occupancy and equipment cost on the statement of income and amounted to $12,000 for the year ended December 31, 2022.

The Company subleases a portion of their office space to an entity owned by a person who owns, indirectly, a majority of the stock of the Company. Rental income under this cancellable sublease amounted to $36,000 for the year ended December 31, 2022 and is included in other income on the statement of income.

12. Significant Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2022, the Company exceeded the insured limit by $129,824.

13. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

13. Fair Value Measurements (Continued)

· Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

· Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2022:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Ameritrade Money Market	$ 79,158	$ 79,158	$ -	$ -
Domestic equities	9,250	9,250	-	-
	$ 88,408	$ 88,408	$ -	$ -

14. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission and for other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

15. Arbitration Settlements

The Company settled various arbitration cases filed with FINRA during the year ended December 31, 2022. The Company's financial recovery related to these settlements amounted to $20,780.

16. Subsequent Events

The Company has evaluated subsequent events through February 17, 2023, which is the date the financial statements were available to be issued.

17. Supplemental Cash Flow Information

The Company paid income taxes in the amount of $3,121 during the year ended December 31, 2022.

Supplemental Information

Trustmont Financial Group, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2022

Net Capital:		
Total stockholders' equity	$	422,285
Deductions:		
Non-allowable assets:		
Petty cash		190
Receivables from non-customers		69,191
Prepaid insurance		15,270
Deferred tax asset		133,000
ROU asset > ROU liability		1,781
Total non-allowable assets		219,432
Other deductions		494
Net Capital Before Haircuts on Security Positions		202,359
Haircuts on Securities:		
Other securities		(1,388)
Net Capital		200,971
Net Capital Requirement		35,303
Net Capital in Excess of Minimum Requirements	$	165,668
Aggregate Indebtedness	$	529,542
Ratio of Aggregate Indebtedness to Net Capital		2.63

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	200,971
Audit Adjustments		(336)
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	200,635

Trustmont Financial Group, Inc.

Schedule of General and Administrative Expenses

Year Ended December 31, 2022

Salaries and related benefits	$ 631,676
Commissions	5,019,427
Professional fees	100,002
Clearance fees	20,101
Regulatory fees	75,204
Telephone	12,048
Office supplies and expense	52,940
Software and information technology expense	236,023
Occupancy and equipment	100,189
Insurance	192,790
Advertising and promotion	12,293
Compliance	3,205
Automobile, travel, meals and entertainment	31,796
Legal settlement recovery	(20,780)
Miscellaneous	11,018
	$ 6,477,932



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Trustmont Financial Group, Inc.'s Statement of Exemption Report, in which (1) Trustmont Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trustmont Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) - (exemption provisions) and (2) Trustmont Financial Group, Inc. stated that Trustmont Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Trustmont Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Trustmont Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trustmont Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 17, 2023



Scenic Drive Professional Center
200 Brush Run Road, Suite A
Greensburg, PA 15601

724-468-5665
Fax: 724-468-5675
www.trustmontgroup.com

Trustmont Financial Group, Inc's Exemption Report

Trustmont Financial Group, INC. ("TFG") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) With regard to the TFG's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, TFG claimed an exemption from 17C.F.R §240.15c3-3(k)(2)(ii).

(2) With regard to TFG's other business activities for transactions not cleared through its clearing firm business activities, TFG is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rules 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary account of broker-dealers (as defined in Rule 15c3-3).

(3) TFG met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year end December 31, 2022 without exception.

Trustmont Financial Group, Inc.

I, Anthony C. Hladek, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

Anthony C. Hladek, President

12/31/2023

Date